Exhibit 99.1

Amrose Oil Company

October 30, 2014

Anton & Chia, LLP
3501 Jamboree Road, Suite 540
Newport Beach, 92660

We are providing this letter in connection with your audits of the balance sheets of Amrose Oil Company (the “Company”) as of December 31, 2013 and 2012 and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the two years then ended and for the period from August 10, 2011 (inception) to December 31, 2013 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Amrose Oil Company in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if there is a substantial likelihood that they would be viewed by a reasonable investor as having significantly altered the “total mix” of information made available. An item that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of October 30, 2014, the following representations made to you during your audit.

1)
The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject.

2)	We have made available to you all—

a)	Financial records and related data.

b)	Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3)
There have been no communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices except for the SEC comment letter and our response to SEC comment letter with regard to our amended S-1 filings at November 04, 2013 and January 14, 2014.

4)	There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5)	We are not aware of any uncorrected financial statements misstatements.

6)	We have disclosed to you all transactions related to the issuance of common shares and there are no other issuances than the 496,000 founders’ shares and 570,000 shares issued for services.

7)	We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

8)	We have no knowledge of any fraud or suspected fraud affecting the Company involving:

a)	Management,

b)	Employees who have significant roles in internal control, over financial reporting, or

c)	Others where the fraud could have a material effect on the financial statements.

9)
We have no knowledge of any allegations of fraud or suspected fraud affecting the Company’s financial statements received in communications from employees, former employees, analysts, regulators, or others.

10)	The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11)	The following have been properly recorded or disclosed in the financial statements:

a)	Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b)	Guarantees, whether written or oral, under which the Company is contingently liable.

c)	Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB Accounting Standards Codification 275, Risks and Uncertainties.

12)	There are no:

a)	Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b)
We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

c)	Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Accounting Standards Codification 450, Contingencies.

13)	The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

14)
We have disclosed to you all the agreements related to the acquisition of oil leases in 2011 and there are no asset retirement obligations (“ARO”) related to the oil leases acquired in 2011. As of December 2012, the oil leases remained in a non-operating status and, accordingly, we recorded an impairment to reduce these assets to zero.

15)	The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16)
The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

17)	There are no:

a)	Contractual shares commitments, except as disclosed in footnote 7.

b)	Other claims to the Company to issue its common stock as retainer for service rendered.

18)	The Company does not owe the PCAOB outstanding past-due accounting support fees.

19)
Our audited financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

/s/ James Anderson
James Anderson, President and CEO

/s/ Vic Devlaeminck
Vic Devlaeminck, Chief Financial Officer